October 11, 2013

Ms. Kristi Marrone

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Maui Land & Pineapple Company, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 1-06510

Dear Ms. Marrone,

We respectfully submit our responses to your comments set forth in your letter dated October 3, 2013.  To assist in your review, we have included your comments and have numbered our responses to correspond with your comments.

Form 10-K for the Year Ended December 31, 2012

Leasing, page 3

1.                                      We note your response to comment 4.  Please confirm to us that you will identify leased buildings and their related lease terms, as well as occupancy data and lease expiration information, in your next Form 10-Q.

Company Response:

1.                    We confirm that we will identify leased buildings and their related lease terms, as well as occupancy data and lease expiration information in our Form 10-Q for the quarter ended September 30, 2013.

Notes to Consolidated Financial Statements, page 27

2.                                      We note your response to comment 13 from our letter dated August 27, 2013.  In future filings, please consider including a Property note to the consolidated financial statements that provides further detail of what is included in each of the Property account line items with significant balances.

200 Village Road • Lahaina, Maui, Hawai‘i 96761 • 808-665-5480

tesaki@kapalua.com

Company Response:

2.                    In future filings beginning with our Form 10-K for the year ending December 31, 2013, we will include a Property note to the consolidated financial statements that provides further detail of what is included in each of the Property account line items with significant balances.

Deferred Development Costs, page 28

3.                                      We note your response to comment 2 from our letter dated August 27, 2013 in which you state that land acquired in the early 1900s at the Kapalua Resort, Pulelehua and Hali’imaile Town is included in the balance of deferred development costs.  This contradicts your disclosure on page 28 which states that deferred development costs are related to various projects at the Kapalua Resort that will be allocated to future development projects.  Please provide us with a detailed schedule of what is included in the $7.6 million deferred development costs, as well as an analysis of why you believe the costs allocated to each asset group are recoverable.  We may have further comment.

Company Response:

3.                    The following is a detailed schedule of our deferred development costs at December 31, 2012:

	Deferred Development Costs
(000’s)		Architectural	Civil	Fees and			Estimated
Project	Planning	Design	Engineering	Permits	Other	Total	Fair Value
Kapalua Resort	$1,807	$2,005	$32	$3,019	$142	$7,005	$63,000
Pulelehua	387	—	115	16	52	$570	$18,000
Hali’maile Town	—	—	21	—	2	$23	$24,000
Other West Maui	—	8	—	3	3	$14	$6,000
						$7,612	$111,000

As shown in the table above, projects within the Kapalua Resort made up approximately 92% of our total deferred development costs at December 31, 2012.  In future filings beginning with our Form 10-K for the year ending December 31, 2013, we will expand our disclosure of deferred development costs to specifically refer to the projects listed above. Our response to comment 3 in our letter dated September 10, 2013 provides a detailed explanation of the analysis we performed in assessing the recoverability of the projects comprising our deferred development costs at December 31, 2012.  As shown in the table above, the estimated fair value as determined by third-party appraisals and comparable sales of each of these projects significantly exceeds its carrying value.  In addition, we have the intent and believe that we have the ability to move forward with these projects, so the project-specific planning, design, engineering and fees/permits continue to have utility.

Accordingly, we believe that our deferred development costs are fully recoverable at December 31, 2012.

Should you have any questions or comments on the above, please do not hesitate to contact me at (808) 665-5480 or tesaki@kapalua.com.

Sincerely yours,

/s/ Tim T. Esaki

Tim T. Esaki
Chief Financial Officer